

Mail Stop 4561

May 5, 2016

Mr. Scott Wagner
Chief Financial Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, AZ 85260

> **Re:** **GoDaddy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **Form 8-K**
> **Filed February 17, 2016**
> **File No. 001-36904**

Dear Mr. Wagner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Key Metrics

Adjusted EBITDA, page 56

1.   You disclose that adjusted EBITDA is a measure of your performance aligning your bookings and operating expenditures and is the primary metric used to evaluate the profitability of the business. We note that this measure includes adjustments for the changes in deferred revenue and prepaid and accrued registry costs. Adjusting for changes in deferred revenue results in presenting revenue that is not earned. Similarly, your adjustment for prepaid domain name registry fees, registry deposits and registry payables results in presenting costs that have not yet been incurred. Please tell us how

this measure, as presented, is consistent with your business model or revise to remove these adjustments from your adjusted EBITDA calculations. We refer you to Item 10(e)(ii)(E) of Regulation S-K.

Notes of Consolidated Financial Statements

2.   Your disclosures on page 68 note that your Credit Facility contains covenants restricting your subsidiaries' ability to make payments including dividends and distributions. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X to disclose the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans. Also tell us how you considered whether condensed financial information of GoDaddy, Inc. only should be disclosed pursuant to Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X.

Form 8-K filed February 17, 2016

3.   Please explain further how your calculation of unlevered free cash flow supports your assertion that this is as a performance measure. For example, your reconciliation begins with net cash provided by operating activities and excludes various items that will require cash settlement. As this appears to be a liquidity measure, please revise your disclosures to explain how this measure provides useful information to investors regarding the company's liquidity and financial condition. Alternatively, if you continue to believe that unlevered free cash flow should be considered a performance measure, please revise to reconcile this measure to the most directly comparable GAAP measure, net income (loss) and explain further how this is useful as a performance measure. We refer you to Item 10(1)(i)(B) and C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services